Mail Stop 3561

February 25, 2008

Richard Cheang
President and Chief Executive Officer
Recipe Kits, Inc.
14145 Proctor Avenue
Suite 14
City of Industry, CA 91746

> **Re:** **Recipe Kits, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 30, 2008**
> **File No. 333-148931**

Dear Mr. Cheang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting company," registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008. Accordingly, any amendments to

the Form SB-2 filed by you will need to be filed on Forms S-1 or S-3, as applicable. Until August 4, 2008, you may continue to present disclosure in the current SB-2 format or you may use the scaled disclosure requirements in Regulation S-K.

2. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Cover page

3. It appears that you may be engaged in a delayed or continuous offering of the shares registered. If so, please include and check the box for offerings made under Rule 415 of Regulation C. Please see D.36.of our Rule 415 Publicly Available Telephone Interpretations located at Compliance and Disclosure Interpretations at www.sec.gov.

Risk Factors, page 3

4. Section 27A(a)(1) of the Securities Act of 1933 and Section 21E(a)(1) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only applies to statements made by issuers that, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act. Therefore, the Litigation Reform Act's safe harbor does not apply to statements made in your registration statement. Please delete any references to the safe harbor.

5. You provide several risk factors relating to the competitive nature of your business on pages 5 and 6. These risks appear to be duplicative. Please revise.

6. Please avoid boilerplate risks that could apply to any company. For example, the risk described under "Additional financing may be necessary" on page 4 could apply to any company, since all development stage companies need additional capital. If you wish to retain this risk factor, you must clearly explain how this specific risk applies to your company. Alternatively, delete this risk factor. Other examples of vague, boilerplate risks include those under the captions "We expect losses to continue in the future…" and "The Company's operating results may fluctuate significantly in the future" on page 5.

Use of Proceeds, page 13

7. We note that you present here the intended use of proceeds assuming the maximum number of shares being offered are sold. Please also provide one or two examples of the intended use of proceeds assuming an amount less than the maximum number of shares being offered are sold.

Plan of Distribution, page 18

8.   We note that you are conducting both a primary and a secondary offering of securities. Please revise the registration statement to discuss your plan of distribution with respect to the securities you are offering in the primary offering, as this discussion appears to only discuss the plan of distribution as it relates to the secondary offering. Specifically, please address the fact that you do not plan to seek to sell a minimum number of securities as we note your risk factor disclosure in this regard. Please also address whether you plan to make this offering on a best efforts basis and tell us whom will offer shares of your stock. If you plan to self-underwrite this offering by selling the stock through members of management, please identify the members of management who will be offering the shares. Please note that if persons associated with the issuer participate in the sale of securities, they may be considered broker-dealers. Supplementally, please explain to us whether such members of management are registered broker-dealers under Section 15 of the Exchange Act. If not, please tell us whether they intend to rely on Rule 3a4-1 of the Exchange Act. Your response should include a supplemental analysis of the basis for such reliance. We refer you to Item 508 of Regulation S-K in this regard.

Description of Business, page 24

9.   Please revise to disclose what aspects of your business plan you have implemented since your incorporation, as the discussion that appears here would appear to speak solely in terms of future plans, as opposed to historical operations. See Item 101(a)(2) of Regulation S-K.

10. Your disclosure does not does not provide meaningful disclosure about what it is you do and how you do it. See Item 101(a)(2) of Regulation S-K. As examples, please consider the following:

   - How do you plan to decide what recipes to use for your prepackaged kits?
   - What will your price point be?
   - From what sources do you intend to obtain your raw materials and have you already established these relationships?
   - You indicate to whom you plan to market your product, however, you do not indicate how you intend to implement your marketing efforts. Please explain.

   The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key detail relevant to an understanding of your business. We may have further comment based upon your revisions.

Executive Compensation, page 32

11. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the "Executive Compensation and Related Person Disclosure Transition Questions and Answers" located at our web-site at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

Signatures

12. Please ensure that you have executed the registration statement as of a current date. Your initial submission is dated as of January 28, 200<u>7</u>, as opposed to 200<u>8</u>.

Exhibit 5.1

13. We note that your legality opinion indicates that the 4,000,000 shares registered under this registration statement "will be legally issued, fully paid and non-assessable." Considering 2,014,000 shares out of the 4,000,000 have already been issued, please revise your opinion to confirm that such shares have been legally issued, are fully paid and non-assessable.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc via facsimile at (949) 625-8885:
Wendy Miller, Esq.